Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Williams, Patricia	2. Issuer Name and Ticker or Trading Symbol Elecronic Clearing House, Inc. (ECHO)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Vice President
(Last) (First) (Middle) 28001 Dorothy Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/08/2003
(Street) Agoura Hills, CA 91301		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
common								675	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
options													45,000	D
options	$1.30	12/09/2002	01/08/2003	A		3,000		12/09/2003	12/09/2008	common	3,000		48,000	D
options	$1.30	12/09/2002	01/08/2003	A		3,000		12/09/2004	12/09/2009	common	3,000		51,000	D
options	$1.30	12/09/2002	01/08/2003	A		3,000		12/09/2005	12/09/2010	common	3,000		54,000	D
options	$1.30	12/09/2002	01/08/2003	A		3,000		12/09/2006	12/09/2011	common	3,000		57,000	D
options	$1.30	12/09/2002	01/08/2003	A		3,000		12/09/2007	12/09/2012	common	3,000		60,000	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Patricia Williams **Signature of Reporting Person	01/08/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2